Exhibit 99.1

         3rd Quarter 2010 • Earnings News Release • Three and nine months ended July 31, 2010

TD Bank Financial Group Reports Third Quarter 2010 Results

This quarterly earnings release should be read in conjunction with our Third Quarter 2010 Report to Shareholders for the three and nine months ended July 31, 2010, which is available on our website at http://www.td.com/investor/qr_2010.jsp. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share were $1.29, compared with $1.01.
•	Adjusted diluted earnings per share were $1.43, compared with $1.47.
•	Reported net income was $1,177 million, compared with $912 million.
•	Adjusted net income was $1,304 million, compared with $1,303 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2010, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $4.03, compared with $2.35.
•	Adjusted diluted earnings per share were $4.40, compared with $3.88.
•	Reported net income was $3,650 million, compared with $2,110 million.
•	Adjusted net income was $3,968 million, compared with $3,409 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $117 million after tax (12 cents per share), compared with $122 million after tax (15 cents per share) in the third quarter last year.
•
A loss of $14 million after tax (2 cents per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $43 million after tax (5 cents per share) in the third quarter last year.

•
Integration and restructuring charges of $5 million after tax (1 cent per share), relating to U.S. Personal and Commercial Banking acquisitions, compared with $70 million after tax (8 cents per share) in the third quarter last year.

•
A gain of $9 million after tax (1 cent per share), due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $75 million after tax (9 cents per share) in the third quarter last year.

TORONTO, September 2, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2010. Overall results for the quarter reflected very strong retail earnings growth.
“Our third quarter results really tell the growth story of our retail businesses on both sides of the border, with our total adjusted retail earnings hitting a new high of $1.3 billion, up 21% from last year. Canadian Personal and Commercial banking posted another record quarter - its third in a row - and our U.S. Personal and Commercial Banking operations also reported the highest level of adjusted earnings since we entered this market,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Wholesale Banking earnings continued to normalize, performing in line with expectations despite tougher markets in the quarter. We also saw the best credit quality and lowest credit losses in seven quarters across all of our businesses.”

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $841 million in the third quarter, up 24% from the same period last year. Revenue grew 8% while PCL declined by 19%. TD Canada Trust (TDCT) reported strong volume growth across most banking products, in particular real estate secured lending and business deposits. Also during the quarter, TDCT was ranked highest in Canadian banking customer satisfaction for the fifth year in a row by J.D. Power and Associates. In August, TDCT also received the Synovate award for excellence in customer service for the sixth year in a row.
    “Canadian Personal and Commercial Banking delivered its third consecutive record quarter as we continue to invest in our people and stay focused on our commitment to providing the best possible service and convenience to our customers,” said Tim Hockey, Chief Executive Officer, TDCT. “We expect continued strong earnings growth, but not at the rate we’ve seen this year, as the Canadian housing market cools and a competitive environment continues to put pressure on margins.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $117 million in the quarter, up 23% from the same period last year, largely driven by fee revenue from higher client assets and improved net interest margin. TD Ameritrade contributed $62 million in earnings to the segment, down 9% from the same period last year, due to the impact of a stronger Canadian dollar which was partially offset by higher earnings.
“This was a solid quarter for the Wealth business. Our profit improved for the sixth quarter in a row and we continued to invest in our operations to ensure future growth,” said Bill Hatanaka, Chief Executive Officer, TD Waterhouse. “However, we are cautious about the next several quarters, given the potential impact of a slowing U.S. economy on the equity markets.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$271 million in reported net income for the quarter. On an adjusted basis, the segment earned US$276 million, up 30% from the third quarter of last year. Revenue grew 17% from the same period last year, driven by broad gains across the business, including deposit and loan growth, supported by an increase in retail fees. Total PCL dropped to US$126 million, down 23% compared with the same period last year.
During the quarter, TD Bank, America’s Most Convenient Bank, announced an offer to purchase The South Financial Group, Inc. The transaction remains subject to approval by South Financial shareholders and certain regulators. The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.
“TD Bank had a very good quarter despite the uncertainty that continues to linger in the U.S. economy,” said Bharat Masrani, Chief Executive Officer, TD Bank, America's Most Convenient Bank. “We remain pleased with the pace of our organic growth as we continue to lend to our customers. In fact, since the downturn started in 2007, we’ve grown our lending by 20%. We’re also pleased with the performance of the three FDIC-assisted acquisitions in Florida that we completed in the second quarter.”

Wholesale Banking
Wholesale Banking reported net income of $179 million, down 45% from the same period last year. Last year’s very strong results reflected the broad-based market rebound following the financial crisis. In addition, the current quarter was negatively impacted by the sovereign debt crisis in Europe and the significant equity market disruption in early May. This resulted in lower fixed income, credit, and currency trading, and lower underwriting fees, partially offset by improved equity trading and investment portfolio gains.
    “Our wholesale bank had a solid quarter, particularly given the difficult operating environment," said Bob Dorrance, Chief Executive Officer, TD Securities. “This quarter's challenging markets were a clear contrast to the very favourable conditions of a year ago. We expect markets to remain challenging in the short term while we continue to build our franchises and strengthen our platforms for future success.”

Corporate
The Corporate segment, which includes the Bank’s other activities, had an adjusted net loss of $182 million ($304 million on a reported basis), up $76 million from the adjusted results in the same period last year. The higher loss was largely attributable to unfavourable tax-related items and losses associated with hedging and treasury activities, partially offset by lower net corporate expenses.

Capital
TDBFG’s Tier 1 capital ratio hit another high, at 12.5%, up 50 basis points from last quarter while risk-weighted assets remained stable. Capital quality remained very high, with tangible common equity comprising about 75% of Tier 1 capital.
“We’ll have to wait to see the full scope and impact of proposed capital reforms,” Clark said. “However, we hope that by the first quarter of fiscal 2011, we’ll be in a position, in the context of the Board’s outlook on earnings and the Bank’s dividend policy, to provide some guidance.”

Conclusion
“We’re very pleased with the strong results and organic growth that we delivered in the third quarter. Our retail businesses continue to perform very well and leave us positioned to deliver a good year,” Clark said. “We’re confident that our excellent capital levels, recent acquisitions and the investments we’ve made in the business will help ensure that we continue to grow despite the continuing economic challenges.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this earnings news release in the “Business Outlook” section for each segment and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of this earnings news release; changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the Third Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this earnings news release under the headings “Business Outlook”; and for the Corporate segment in the report under the heading “Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 4

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091,2
Results of operations
Total revenue	$4,744	$4,767	$4,667	$14,548	$13,142
Provision for credit losses	339	365	557	1,221	1,959
Non-interest expenses	2,966	2,953	3,045	8,900	9,116
Net income - reported3	1,177	1,176	912	3,650	2,110
Net income - adjusted3	1,304	1,234	1,303	3,968	3,409
Economic profit4	208	200	246	771	302
Return on common equity - reported	12.2%	13.0%	9.7%	13.1%	7.5%
Return on invested capital4	12.0%	12.0%	12.4%	12.5%	11.0%
Financial position
Total assets	$603,467	$573,905	$544,821	$603,467	$544,821
Total risk-weighted assets	189,190	187,174	189,609	189,190	189,609
Total shareholders’ equity	41,336	38,424	38,020	41,336	38,020
Financial ratios
Efficiency ratio - reported3	62.5%	61.9%	65.2%	61.2%	69.4%
Efficiency ratio - adjusted3	58.8%	59.2%	56.6%	57.6%	59.4%
Tier 1 capital to risk-weighted assets	12.5%	12.0%	11.1%	12.5%	11.1%
Provision for credit losses as a % of net average loans	0.51%	0.58%	0.87%	0.63%	1.04%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.30	$1.31	$1.01	$4.05	$2.36
Diluted earnings	1.29	1.30	1.01	4.03	2.35
Dividends	0.61	0.61	0.61	1.83	1.83
Book value	43.41	40.35	40.54	43.41	40.54
Closing share price	73.16	75.50	63.11	73.16	63.11
Shares outstanding (millions)
Average basic	870.2	863.8	851.5	864.4	844.3
Average diluted	875.1	869.4	855.4	869.6	846.5
End of period	874.1	868.2	854.1	874.1	854.1
Market capitalization (billions of Canadian dollars)	$63.9	$65.6	$53.9	$63.9	$53.9
Dividend yield	3.4%	3.5%	4.4%	3.5%	5.1%
Dividend payout ratio	47.2%	46.8%	60.1%	45.2%	78.0%
Price to earnings ratio	14.2	15.5	17.7	14.2	17.7
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.44	$1.37	$1.47	$4.42	$3.90
Diluted earnings	1.43	1.36	1.47	4.40	3.88
Dividend payout ratio	42.4%	44.5%	41.4%	41.4%	47.2%
Price to earnings ratio	12.5	12.8	13.5	12.5	13.5
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.

3	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
4	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income	$2,921	$2,790	$2,833	$8,560	$8,501
Non-interest income	1,823	1,977	1,834	5,988	4,641
Total revenue	4,744	4,767	4,667	14,548	13,142
Provision for credit losses	339	365	557	1,221	1,959
Non-interest expenses	2,966	2,953	3,045	8,900	9,116
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,439	1,449	1,065	4,427	2,067
Provision for income taxes	310	308	209	888	109
Non-controlling interests in subsidiaries, net of income taxes	26	26	28	79	84
Equity in net income of an associated company,
net of income taxes	74	61	84	190	236
Net income - reported	1,177	1,176	912	3,650	2,110
Preferred dividends	49	48	49	146	119
Net income available to common
shareholders - reported	$1,128	$1,128	$863	$3,504	$1,991
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income	$2,921	$2,790	$2,833	$8,560	$8,501
Non-interest income2	1,861	1,948	1,976	5,971	5,310
Total revenue	4,782	4,738	4,809	14,531	13,811
Provision for credit losses3	339	425	492	1,281	1,704
Non-interest expenses4	2,811	2,804	2,723	8,376	8,209
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,632	1,509	1,594	4,874	3,898
Provision for income taxes5	392	332	367	1,072	692
Non-controlling interests in subsidiaries, net of income taxes	26	26	28	79	84
Equity in net income of an associated company,
net of income taxes6	90	83	104	245	287
Net income - adjusted	1,304	1,234	1,303	3,968	3,409
Preferred dividends	49	48	49	146	119
Net income available to common shareholders - adjusted	1,255	1,186	1,254	3,822	3,290
Adjustments for items of note, net of income taxes
Amortization of intangibles7	(117)	(123)	(122)	(352)	(376)
Increase (decrease) in fair value of derivatives hedging the
reclassified available-for-sale debt securities portfolio8	(14)	23	(43)	13	(377)
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions9	(5)	-	(70)	(51)	(187)
Increase (decrease) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses10	9	(2)	(75)	-	(107)
Recovery of income taxes due to changes
in statutory income tax rates11	-	-	-	11	-
Release of insurance claims12	-	-	-	17	-
General allowance release (increase) in Canadian Personal and
Commercial Banking and Wholesale Banking13	-	44	(46)	44	(178)
Settlement of TD Banknorth shareholder litigation14	-	-	-	-	(39)
FDIC special assessment charge15	-	-	(35)	-	(35)
Total adjustments for items of note	(127)	(58)	(391)	(318)	(1,299)
Net income available to common
shareholders - reported	$1,128	$1,128	$863	$3,504	$1,991
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

2
Adjusted non-interest income excludes the following items of note: third quarter 2010 - $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; third quarter 2009 - $118 million loss due to change in fair value of CDS hedging the corporate loan book; $24 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

3
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; third quarter 2009 - $65 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

4
Adjusted non-interest expenses excludes the following items of note: third quarter 2010 - $147 million amortization of intangibles, as explained in footnote 6; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; third quarter 2009 - $158 million amortization of intangibles; $109 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; $55 million FDIC special assessment charge, as explained in footnote 14; second quarter 2009 - $171 million amortization of intangibles; $77 million integration and restructuring charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 - $173 million amortization of intangibles; $106 million integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

5
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

6
Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2010 - $16 million amortization of intangibles, as explained in footnote 6; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles; third quarter 2009 - $20 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

7
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

8
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 7

9
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three months ended July 31, 2010, the integration charges were driven by the FDIC-assisted acquisitions and there were no restructuring charges recorded.

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
12
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.

13
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

14
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

15	On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 20092	July 31, 2010	July 31, 20092
Diluted - reported	$1.29	$1.30	$1.01	$4.03	$2.35
Items of note affecting income (as above)	0.14	0.06	0.46	0.37	1.53
Diluted - adjusted	$1.43	$1.36	$1.47	$4.40	$3.88
Basic - reported	$1.30	$1.31	$1.01	$4.05	$2.36
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Significant Events in 2010

Acquisition of The South Financial Group, Inc.
On May 17, 2010, the Bank announced that it had signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $131 million. The transaction is subject to approval by the shareholders of South Financial and certain remaining regulatory authorities. The Federal Reserve Board of Governors approved the transaction on July 22, 2010. The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.
As at March 31, 2010, South Financial had total assets of US$12.4 billion and total deposits of US$9.8 billion. The transaction is expected to be slightly accretive to the Bank’s earnings in fiscal 2011 and have an impact of 40 - 50 basis points (bps) on Tier 1 capital after taking into account the Q3 2010 issuance by the Bank of approximately $250 million worth of common shares in Canada.

U.S. Legislative Developments
Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Act will affect every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released.
    Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the expectations regarding the impact of Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 8

The Bank continues to monitor closely these and other legislative developments and analyze the impact such regulatory and legislative changes may have on its businesses.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report, and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $92 million, compared with $62 million in the third quarter last year, and $110 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $298 million, compared with $350 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 9

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income	$1,819	$1,717	$1,650	$5,280	$4,680
Non-interest income	827	801	797	2,423	2,335
Total revenue	2,646	2,518	2,447	7,703	7,015
Provision for credit losses	236	256	290	807	842
Non-interest expenses	1,222	1,187	1,170	3,603	3,499
Net income	841	761	677	2,322	1,850
Selected volumes and ratios
Return on invested capital	35.5%	33.7%	30.5%	33.5%	28.5%
Margin on average earning assets (including securitized assets)	2.92%	2.92%	2.96%	2.92%	2.91%
Efficiency ratio	46.2%	47.1%	47.8%	46.8%	49.9%
Number of Canadian retail stores	1,116	1,115	1,113	1,116	1,113
Average number of full-time equivalent staff	34,573	33,726	32,746	33,860	32,606

Quarterly comparison - Q3 2010 vs. Q3 2009
Canadian Personal and Commercial Banking net income for the quarter was $841 million, an increase of $164 million, or 24%, compared with the third quarter last year. The annualized return on invested capital for the quarter was 35.5%, compared with 30.5% in the third quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,646 million, an increase of $199 million, or 8%, compared with the third quarter last year primarily due to strong volume growth, primarily in real estate secured lending, business deposits, and insurance. Compared with the third quarter last year, real estate secured lending volume, including securitized assets, increased $20 billion, or 12%, while consumer loan volume increased $3.9 billion, or 13%. Business loans and acceptances volume increased $1.5 billion, or 5%. Personal deposit volume increased $5.3 billion, or 4%, while business deposit volume increased $6.9 billion, or 14%. Gross originated insurance premiums increased $98 million, or 12%, compared to the third quarter last year. Margin on average earning assets decreased by 4 bps to 2.92% compared with the third quarter last year as higher margins in real estate secured lending were offset by margin compression in deposits.
   PCL for the quarter was $236 million, a decrease of $54 million, or 19%, compared with the third quarter last year. Personal banking PCL was $222 million, a decrease of $46 million, or 17%, mainly due to better credit conditions resulting from an improving economic and employment environment. Business banking PCL was $14 million, a decrease of $8 million, or 36%. Annualized PCL as a percentage of credit volume was 0.37%, a decrease of 14 bps, compared with the third quarter last year. Net impaired loans, including the U.S. credit card business, were $525 million, a decrease of $9 million, or 2%, over the third quarter last year. Net impaired loans in Commercial Banking remain at relatively low levels largely due to active management. Net impaired loans as a percentage of total loans were 0.82%, compared with 0.92% as at July 31, 2009.
Non-interest expenses for the quarter were $1,222 million, an increase of $52 million, or 4%, compared with the third quarter last year, primarily due to higher employee compensation and project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 1,827, or 6%, compared with the third quarter last year reflecting continued investment in our businesses. The efficiency ratio for the quarter improved to 46.2%, compared with 47.8% in the third quarter last year.

Quarterly comparison - Q3 2010 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the quarter increased $80 million, or 11%, compared with the prior quarter. The annualized return on invested capital for the quarter was 35.5%, compared with 33.7% in the prior quarter.
Revenue for the quarter increased $128 million, or 5%, compared with the prior quarter mainly due to strong volume in real estate secured lending and personal deposits, and more calendar days in the current quarter. Margin on average earning assets was 2.92%, consistent with last quarter. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.6 billion, or 3%, consumer loan volume increased $1.2 billion, or 4%, while business loans and acceptances increased $0.4 billion, or 1%. Personal deposit volume increased $3.4 billion, or 3%, while business deposit volume increased $2.1 billion, or 4%. Gross originated insurance premiums increased $108 million, or 14%.
PCL for the quarter decreased $20 million, or 8%. Personal banking PCL decreased $8 million, or 4% and business banking PCL decreased $12 million, or 47%. Net impaired loans increased $20 million, or 4%, compared to the prior quarter largely from lower provisions. Net impaired loans as a percentage of total loans were 0.82%, compared with 0.81% as at April 30, 2010.
Non-interest expenses for the quarter increased $35 million, or 3%, compared with the prior quarter due to higher employee compensation.
The average FTE staffing levels increased by 847, or 3%. The efficiency ratio for the current quarter improved to 46.2%, compared with 47.1% in the prior quarter.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Canadian Personal and Commercial Banking net income for the nine months ended July 31, 2010 was $2,322 million, an increase of $472 million, or 26%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 33.5%, compared with 28.5% for the same period last year.
Revenue on a year-to-date basis was $7,703 million, an increase of $688 million, or 10%, compared with the same period last year, mainly due to strong volume growth across most banking products. The margin on average earning assets on a year-to-date basis increased by one basis point to 2.92% compared with the same period last year due to higher margins in real estate secured lending, partially offset by margin compression in deposits due to the increasing interest rate environment. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Real estate secured lending volume, including securitized assets, increased $24.6 billion, or 13%, while consumer loan volume increased $3.9 billion, or 14%. Business loans and acceptances volume increased $1.4 billion, or 5%. Personal deposit volume increased $4.9 billion, or 4%, while business deposit volume increased $6.7 billion, or 14%. Gross originated insurance premiums increased $238 million, or 11%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 10

PCL on a year-to-date basis was $807 million, a decrease of $35 million, or 4%, compared with the same period last year. Personal banking PCL was $729 million, a decrease of $44 million, and business banking PCL was $78 million, an increase of $9 million, or 14%. Net impaired loans decreased $9 million, or 2%, compared with the same period last year.
On a year-to-date basis, non-interest expenses were $3,603 million, an increase of $104 million, or 3%, compared with the same period last year, primarily due to higher employee compensation, project related expenditures, and non-credit losses, partially offset by lower litigation costs and capital taxes.
The average FTE staffing levels on a year-to-date basis increased by 1,254, or 4%, compared with the same period last year. The efficiency ratio on a year-to-date basis improved to 46.8%, compared with 49.9% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, we expect earnings growth to moderate going forward into 2011. We also expect revenue growth to moderate as volume growth is expected to be lower across most products and a competitive pricing environment will continue to put margins under pressure. Credit losses on personal loans are expected to remain stable for the balance of the year. Strong underlying business growth combined with improving product margins will provide momentum in the insurance business through the balance of this year and into next year, however revenue remains somewhat vulnerable to rising claims costs. Expenses will continue to be managed prudently while continuing to focus on appropriate ongoing investments in our business and maintaining positive operating leverage.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income	$93	$80	$65	$239	$203
Non-interest income	523	532	497	1,579	1,415
Total revenue	616	612	562	1,818	1,618
Non-interest expenses	447	452	424	1,345	1,257
Net income
Global Wealth	117	111	95	329	248
TD Ameritrade	62	56	68	161	193
Total	179	167	163	490	441
Selected volumes and ratios - Global Wealth
Assets under administration (billions of Canadian dollars)	211	214	188	211	188
Assets under management (billions of Canadian dollars)	174	175	164	174	164
Return on invested capital	16.2%	15.5%	13.7%	14.8%	12.5%
Efficiency ratio	72.6%	73.9%	75.4%	74.0%	77.7%
Average number of full-time equivalent staff	7,027	7,112	6,893	7,057	6,896

Quarterly comparison - Q3 2010 vs. Q3 2009
Wealth Management net income for the quarter was $179 million, an increase of $16 million, or 10%, compared with the third quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $117 million, an increase of $22 million, or 23%, compared with the third quarter last year, largely driven by increased fee revenue from higher client assets and increased net interest margin. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $62 million, a decrease of $6 million, or 9%, compared with the third quarter last year. The decrease was due to the translation effect of a stronger Canadian dollar, partially offset by higher earnings at TD Ameritrade. For its third quarter ended June 30, 2010, TD Ameritrade reported net income of US$179 million, an increase of US$8 million, or 5%, compared with the third quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 16.2%, compared with 13.7% in the third quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management. Revenue for the quarter was $616 million, an increase of $54 million, or 10%, compared to the third quarter last year. The increase was primarily due to higher assets under administration and assets under management which drove strong fee based revenue growth in the advice-based and asset management businesses, the inclusion of U.K. acquisitions, and higher client margin loans and deposit balances combined with improved net interest margin. This increase was partially offset by reduced trading volumes in the online brokerage business combined with lower commissions per trade in Canada as active traders accounted for a higher proportion of trading volumes.
Non-interest expenses for the quarter were $447 million, an increase of $23 million, or 5%, compared with the third quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher investment to support business growth, and the inclusion of U.K. acquisitions. This increase was partially offset by reduced staffing levels in the U.S. wealth management businesses resulting from the winding down of the financial advisory business.
The average FTE staffing levels increased by 134, or 2%, compared with the third quarter last year, primarily due to additional FTE staff related to the U.K. acquisitions, growth in client-facing FTE staff, and growth in support FTE for infrastructure, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 72.6%, compared with 75.4% in the third quarter last year.
Assets under administration of $211 billion as at July 31, 2010, increased by $23 billion, or 12%, from July 31, 2009. Assets under management of $174 billion as at July 31 2010 increased by $10 billion, or 6%, from July 31, 2009. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 11

Quarterly comparison - Q3 2010 vs. Q2 2010
Wealth Management net income for the quarter increased by $12 million, or 7%, compared with the prior quarter. Global Wealth net income increased by $6 million, or 5%, compared with the prior quarter mainly due to the increase in net interest margin, partially offset by lower trade volumes and commissions per trade in the Canadian online brokerage business. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $6 million, or 11%, compared with the prior quarter due to higher earnings at TD Ameritrade. For its third quarter ended June 30, 2010, TD Ameritrade reported net income increased US$16 million, or 10%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 16.2%, compared with 15.5% in the prior quarter.
Revenue for the quarter increased $4 million compared with the prior quarter, primarily due to increased revenue from higher margin loans and deposit balances and improved net interest margin. This increase was partially offset by lower trade volumes and commissions per trade in the Canadian online brokerage business and lower fee based revenue in advice-based businesses.
Non-interest expenses decreased $5 million compared to the prior quarter, due to lower volume related costs and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels decreased by 85 compared with the prior quarter, reflecting reduced business volumes and reduction of staff in the U.S. wealth management businesses, partially offset by increased client-facing FTE staff and additional FTE staff required to support investments. The efficiency ratio for the current quarter improved to 72.6%, compared with 73.9% in the prior quarter.
Assets under administration as at July 31, 2010 decreased $3 billion from April 30, 2010. Assets under management as at July 31, 2010 decreased $1 billion from April 30, 2010. The decrease in the assets was due to the negative market impact on asset values, partially offset by an increase in net new client assets.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Wealth Management net income for the nine months ended July 31, 2010 was $490 million, an increase of $49 million, or 11%, compared with the same period last year. Global Wealth net income was $329 million, an increase of $81 million, or 33%, compared with the same period last year, mainly due to higher fees from increased average client assets and increased net interest margin. The Bank’s reported investment in TD Ameritrade generated $161 million of net income, a decrease of $32 million, or 17%, compared with the same period last year. The decrease was driven by the translation effect of a stronger Canadian dollar and slightly lower earnings in TD Ameritrade. For its nine months ended June 30, 2010, TD Ameritrade reported net income was US$478 million, a decrease of US$9 million, or 2%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 14.8%, compared with 12.5% in the same period last year.
Revenue on a year-to-date basis was $1,818 million, an increase of $200 million, or 12%, compared with the same period last year. The increase was primarily due to increased fee based revenue from higher average client assets in the advice-based and asset management businesses, higher interest revenue from improved margins in the Canadian businesses, increased trading volumes, and the inclusion of U.K. acquisitions. These increases were partially offset by a decline in commissions per trade in the online brokerage business as a result of higher trading frequency by active traders.
On a year-to-date basis, non-interest expenses were $1,345 million, an increase of $88 million, or 7%, compared with the same period last year. This increase was the result of higher variable compensation associated with the increased fee based revenue earned on higher client assets, increased trailer fees related to higher revenue from increased assets under management, the inclusion of U.K. acquisitions, higher investment to support business growth, and higher compensation costs associated with increased FTE staffing levels. These expense increases were partially offset by reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels on a year-to-date basis increased by 161, or 2%, compared with the same period last year, primarily due to additional FTE staff related to the U.K. acquisitions, an increase in Canadian client-facing FTE staff, and higher FTE staff related to business volumes. These increases were partially offset by reduced FTE staff in the U.S. wealth management businesses due to winding down of the financial advisory business. The efficiency ratio on a year-to-date basis improved to 74.0%, compared with 77.7% in the same period last year.

Business Outlook
The outlook for the remainder of the year and into 2011 remains cautiously optimistic and is dependent on a gradual rise in interest rates and stability in equity markets. Investment in the business will continue at its current pace to ensure future growth.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 12

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	July 31, 2010	Apr. 30, 2010	July 31, 20091	July 31, 2010	Apr. 30, 2010	July 31, 20091
Net interest income	$909	$879	$873	$874	$856	$771
Non-interest income	314	294	263	302	289	232
Total revenue	1,223	1,173	1,136	1,176	1,145	1,003
Provision for credit losses - loans	132	159	183	127	154	163
Provision for credit losses - debt securities
classified as loans	(1)	9	-	(1)	8	-
Provision for credit losses - total	131	168	183	126	162	163
Non-interest expenses - reported	724	677	783	696	659	691
Non-interest expenses - adjusted	716	677	673	688	659	594
Net income - reported	282	245	172	271	241	151
Net income - adjusted	287	245	242	276	241	213
Selected volumes and ratios
Return on invested capital	6.4%	5.6%	5.0%	6.4%	5.6%	5.0%
Margin on average earning assets (TEB)	3.47%	3.59%	3.40%	3.47%	3.59%	3.40%
Efficiency ratio - reported	59.2%	57.7%	68.9%	59.2%	57.7%	68.9%
Efficiency ratio - adjusted	58.5%	57.7%	59.2%	58.5%	57.7%	59.2%
Number of U.S. retail stores	1,100	1,114	1,023	1,100	1,114	1,023
Average number of full-time equivalent staff	20,181	19,387	19,637	20,181	19,387	19,637

	For the nine months ended
	Canadian dollars		U.S. dollars
	July 31, 2010	July 31, 20091	July 31, 2010	July 31, 20091
Net interest income	$2,617	$2,767	$2,518	$2,312
Non-interest income	923	844	890	705
Total revenue	3,540	3,611	3,408	3,017
Provision for credit losses - loans	483	523	463	439
Provision for credit losses - debt securities classified as loans	17	209	16	170
Provision for credit losses - total	500	732	479	609
Non-interest expenses - reported	2,147	2,407	2,064	2,012
Non-interest expenses - adjusted	2,067	2,116	1,988	1,767
Net income - reported	708	511	684	428
Net income - adjusted	759	698	733	585
Selected volumes and ratios
Return on invested capital	5.7%	4.5%	5.7%	4.5%
Margin on average earning assets (TEB)	3.49%	3.53%	3.49%	3.53%
Efficiency ratio - reported	60.6%	66.7%	60.6%	66.7%
Efficiency ratio - adjusted	58.4%	58.6%	58.4%	58.6%
Number of U.S. retail stores	1,100	1,023	1,100	1,023
Average number of full-time equivalent staff	19,564	19,713	19,564	19,713
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Quarterly comparison - Q3 2010 vs. Q3 2009
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $282 million on a reported basis, an increase of $110 million, or 64%, and $287 million on an adjusted basis, an increase of $45 million, or 19%, compared with the third quarter last year. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $24 million and $25 million, respectively, for the current quarter. The annualized return on invested capital for the quarter was 6.4%, compared with 5.0% in the third quarter last year.
In U.S. dollar terms, revenue for the quarter was US$1,176 million, an increase of US$173 million, or 17%, compared with the third quarter last year. The increase was primarily due to broad based growth across all businesses and categories including strong retail fee growth due to a new pricing structure implemented post Commerce integration and the Riverside acquisition. Fees resulting from the combined deposit fee structure are expected to decline in the fourth quarter of the current year as a result of Regulation E. Margin on average earning assets increased by 7 bps to 3.47% compared with the third quarter last year, primarily due to expanded loan margins. Average loans increased US$4.2 billion, or 8%, with average personal loans increasing US$3.2 billion, or 18%, primarily due to a $2.5 billion increase in residential mortgages, and average business loans increasing US$1.0 billion, or 3%. Average deposits increased US$24.6 billion, or 24%, which included a US$17.7 billion increase in TD Ameritrade insured deposit accounts (IDA) (formerly known as money market deposit accounts). Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$6.9 billion, or 9%. Business deposit volumes (excluding government) increased US$3.5 billion, or 14%, government deposit volumes decreased US$1.2 billion, or 9%, and personal deposit volumes increased US$4.6 billion, or 11%.
Total PCL for the quarter was US$126 million, a decrease of US$37 million, or 23%, compared with the third quarter last year. PCL for loans for the quarter was US$127 million, a decrease of US$36 million, or 22%, compared with the third quarter last year. Annualized PCL for loans as a percentage of credit volume was 0.89%, a decrease of 34 bps compared with the third quarter last year. Net impaired loans includes assets originated by U.S. Personal and Commercial Banking, as well as assets acquired under an FDIC loss sharing agreement (“covered assets”) that substantially reduce the risk of credit losses to the Bank. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,046 million, an increase of US$358 million, or 52%, compared with the third quarter last year. The increase was largely due to net new formations resulting from weakness in the commercial real estate market in the U.S. and the impact of the recession. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.8%, compared with 1.3% as at July 31, 2009. Net impaired debt securities classified as loans were US$966 million at July 31, 2010. Covered impaired loans were US$40 million at July 31, 2010.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 13

Reported non-interest expenses for the quarter were US$696 million, an increase of $5 million, compared with the third quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$688 million, an increase of US$94 million, or 16%, primarily due to new store expenses, compensation, and other operating expenses associated with Riverside National Bank, Regulation E implementation costs, investments in infrastructure, and advertising campaigns, partially offset by Commerce integration synergies.
The average FTE staffing levels increased by 544, or 3%, compared with the third quarter last year. This increase resulted from the acquisitions in Florida and 34 new store openings since the third quarter last year, partially offset by integration efforts and store consolidations. The reported efficiency ratio for the quarter improved to 59.2%, compared with 68.9% in the third quarter last year. The adjusted efficiency ratio for the quarter improved to 58.5%, compared with 59.2% in the prior year.

Quarterly comparison - Q3 2010 vs. Q2 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $37 million, or 15%, on a reported basis and $42 million, or 17%, on an adjusted basis, compared to the prior quarter. The annualized return on invested capital for the quarter was 6.4%, compared with 5.6% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$31 million, or 3%, compared with the prior quarter, primarily due to higher product volumes partially offset by lower prepayment speed on loans and securities. Margin on average earning assets decreased by 12 bps to 3.47% compared with the prior quarter, primarily due lower prepayment speed on loans and securities. Spreads on deposits and loans remained stable. Average loans increased US$2.8 billion, or 5%, compared with the prior quarter with average business loans increasing US$1.5 billion, or 4%, and average personal loans increasing US$1.3 billion, or 7%. Average deposits increased US$4.1 billion, or 3%, compared with the prior quarter, including a US$1.5 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs increased US$2.6 billion, or 3%, with 4% growth in business deposit volume (excluding government), 8% decline in government deposits, and 6% growth in personal deposit volume.
Total PCL for the quarter decreased US$36 million, or 22%. PCL for loans decreased US$27 million, or 18%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 0.89%, a decrease of 28 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,046 million, an increase of US$46 million, or 5%, compared with the prior quarter. The increase was largely due to new formations and lower levels of charge-offs. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.8%, in line with the last quarter. Net impaired debt securities classified as loans were US$966 million, and increase of US$264MM, or 38%, compared with the prior quarter. The timing of impairment is dependent on the performance of the underlying collateral. The quarter over quarter increase is in line with management’s expectations. PCL for debt securities classified as loans decreased US$9 million compared with the prior quarter.
Reported non-interest expenses for the quarter increased US$37 million, or 6%, compared with the prior quarter. On an adjusted basis, non-interest expenses for the quarter increased US$29 million, or 4%, due primarily to the Riverside acquisition, costs associated with the implementation of Regulation E, and investments in infrastructure and new stores.
The average FTE staffing levels increased by 794, or 4%, compared with the prior quarter driven primarily by the acquisitions in Florida and investments in new stores. The reported efficiency ratio for the quarter worsened to 59.2%, compared with 57.7% in the prior quarter. The adjusted efficiency ratio for the quarter worsened to 58.5%, compared with 57.7% in the prior quarter.

Year-to-date comparison - Q3 2010 vs. Q3 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the nine months ended July 31, 2010 was $708 million, an increase of $197 million, or 39%, compared with the same period last year. Adjusted net income for the nine months ended July 31, 2010 was $759 million, an increase of $61 million, or 9%. While reported and adjusted net income increased compared with the same period last year, the strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income for the current period by $107 million and $115 million, respectively. In U.S. dollar terms, year-to-date adjusted net income was US$733 million, an increase of US$148 million, or 25%. On a year-to-date basis, the annualized return on invested capital was 5.7%, compared with 4.5% for the same period last year.
In U.S. dollar terms, revenue on a year-to-date basis was US$3,408 million, an increase of US$391 million, or 13%, compared with the same period last year, primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, improved product spreads, and overall deposit and loan growth, partially offset by lower prepayment speed on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. The margin on average earning assets on a year-to-date basis decreased by 4 bps to 3.49% when compared with the same period last year, due to lower prepayment speed on loans and securities, partially offset by improved product spreads.
Total PCL on a year-to-date basis was US$479 million, a decrease of US$130 million, or 21%, compared with the same period last year. PCL for loans was US$463 million, an increase of US$24 million, or 5%, compared to the same period last year, primarily due to higher levels of charge-offs and reserve increases resulting from the economic recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.13%, a decrease of 2 bps compared with the same period last year. PCL for debt securities classified as loans was US$16 million, a decrease of $154 million, or 91%, compared with the same period last year as adequate reserves were established last year.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 14

Reported non-interest expenses on a year-to-date basis were US$2,064 million, an increase of US$52 million, or 3%, compared with the same period last year. On an adjusted basis, excluding the item of note for integration charges related to the Commerce and the FDIC-assisted acquisitions, non-interest expenses were US$1,988 million, an increase of US$221 million, or 13%, largely due to new store expenses, increased FDIC premiums, higher levels of asset recovery and security related expenses.
The average FTE staffing levels on a year-to-date basis decreased by 149, compared with the same period last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 34 new store openings since the third quarter last year and the FDIC-assisted acquisitions in the current period. The reported efficiency ratio on a year-to-date basis improved to 60.6%, compared with 66.7% in the same period last year, whereas, the adjusted efficiency ratio remained relatively flat compared with the same period last year.
On April 16, 2010, TD Bank acquired certain assets and assumed liabilities of three Florida banks in FDIC-assisted transactions. On May 17, 2010, the Bank announced that it had signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $131 million. The transaction is subject to approval by the shareholders of South Financial and certain remaining regulatory authorities.  The Federal Reserve Board of Governors approved the transaction on July 22, 2010.  The shareholders’ meeting will be held on September 28, 2010, and assuming the necessary approvals are in place, the transaction is expected to close shortly thereafter.

Business Outlook
We expect continued volume growth for the remainder of 2010. Organic deposit growth momentum is expected to continue due to maturing stores, while an amendment to Regulation E, or the Electronic Funds Transfer Act, in the U.S. is expected, taking into consideration mitigation strategies, to reduce revenue by approximately US$40-50 million per quarter starting in Q4 2010. The amendment of Regulation E prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft.
For the remainder of the year, the PCL level is expected to improve from current levels. Key drivers of performance for the remainder of 2010 are anticipated to be core deposit and loan growth, credit quality management, and competitive pricing.

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Net interest income (TEB)	$430	$456	$527	$1,399	$1,909
Non-interest income	146	252	349	798	426
Total revenue	576	708	876	2,197	2,335
Provision for credit losses	(16)	10	32	2	157
Non-interest expenses	323	372	326	1,071	1,070
Net income	179	220	327	771	765
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	32	36	32	36
Return on invested capital	22.7%	29.0%	40.2%	32.5%	25.6%
Efficiency ratio - reported	56.1%	52.5%	37.2%	48.7%	45.8%
Average number of full-time equivalent staff	3,291	3,110	3,035	3,165	3,029

Quarterly comparison - Q3 2010 vs. Q3 2009
Wholesale Banking net income for the quarter was $179 million, a decrease of $148 million, or 45%, compared with the third quarter last year. The decrease was due to lower fixed income, credit, and currency trading, partially offset by improved equity trading and investment portfolio results. In the third quarter last year, results were very strong as financial markets staged a dramatic recovery resulting in improved asset values and market liquidity. The difficult operating environment in the current quarter contrasted with very favourable markets in the same quarter last year. Uncertainty in the market and credit concerns caused a decline in risk appetite, which resulted in widening credit spreads and fewer trading opportunities. The annualized return on invested capital for the quarter was 22.7%, compared with 40.2% in the third quarter last year and is reflective of a more normalized rate of return.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $576 million, a decrease of $300 million, or 34%, compared with the third quarter last year. In the prior year, market conditions were favourable as the recovery of financial markets coupled with an improved competitive position resulted in a rally in credit spreads, improved asset values, increased client flow, and wider bid-offer margins. This resulted in strong, broad-based performance with particularly strong results in fixed income, credit, and currency trading. Underwriting fees also decreased relative to last year when improved capital markets increased client issuance activity. Partially offsetting these decreases were realized gains and distributions in the investment portfolio, compared to net security losses in the third quarter last year.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection net of recoveries of previously recorded provisions. The net recovery for the quarter was $16 million, compared with PCL of $32 million in the third quarter last year. Recoveries in the current quarter of previously recorded provisions were partially offset by the cost of Credit Default Swap (CDS) protection. In the third quarter last year, PCL included a specific allowance of $21 million in addition to CDS protection costs. Net impaired loans were $63 million, a decrease of $70 million, or 53%, over the third quarter last year.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 15

Non-interest expenses for the quarter were $323 million, a decrease of $3 million, or 1%, compared with the third quarter last year, primarily due to lower variable compensation, partially offset by higher operating costs resulting from investment in risk and control infrastructure.

Quarterly comparison - Q3 2010 vs. Q2 2010
Wholesale Banking net income for the quarter decreased $41 million, or 19%, compared with the prior quarter, primarily due to increased uncertainty in global markets resulting in reduced trading flows, reduced issuance activity, and lower equity trading revenue. The annualized return on invested capital for the quarter was 22.7%, compared with 29.0% in the prior quarter.
Revenue for the quarter decreased $132 million, or 19%, compared with the prior quarter, primarily due to reduced trading revenue in the fixed income and credit businesses. Credit spreads widened in the current quarter as demand for risk assets decreased resulting in lower asset values and reduced client activity. Equity trading activity also declined as did equity issuance. In addition, in the prior quarter there was higher revenue related to the exit of non-core positions.
PCL for the quarter decreased $26 million compared with the prior quarter due to recoveries in the current quarter. PCL for the current quarter included $8 million for the cost of credit protection compared with $9 million in the prior quarter. In the current quarter, these costs were more than offset by recoveries on specific corporate loans. Net impaired loans decreased $71 million, or 53%, compared with the prior quarter.
Non-interest expenses for the quarter decreased $49 million, or 13%, compared with the prior quarter due to lower variable compensation as a result of decreased trading revenue.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Wholesale Banking net income for the nine months ended July 31, 2010 was $771 million, an increase of $6 million, compared with the same period last year. The increase is primarily due to modest securities gains in the current year, compared to losses from divestitures and write-downs in the investment portfolio last year. On a year-to-date basis, the annualized return on invested capital was 32.5%, compared with 25.6% for the same period last year. Offsetting the improvement were lower trading revenue in the first three quarters of the current year and a recovery from a cancelled loan commitment that was recorded in the prior year.
Revenue on a year-to-date basis was $2,197 million, a decrease of $138 million, or 6%, compared with the same period last year, primarily due to lower fixed income and currency trading, partially offset by security gains in the current year relative to significant losses in the investment portfolio last year. In the prior year, dramatic rate cuts, elevated volatility, and wider bid-offer spreads resulted in a buoyant environment for fixed income and currency trading. In addition, underwriting fees were elevated driven by an increase in issuance levels as clients reinforced their balance sheets. Results last year also included a recovery from the cancellation of a loan commitment. In the current year, corporate lending revenue increased driven by the portfolio re-pricing at higher spreads.
PCL on a year-to-date basis was $2 million, an improvement of $155 million, or 99%, compared with last year. PCL in the current year is mainly composed of the accrual cost of CDS protection, partially offset by recoveries on corporate credits. Specific provisions last year were driven by specific allowances relating to three corporate lending clients and a private equity client.
Non-interest expenses on a year-to-date basis were $1,071 million, in line with the same period last year. This includes higher operating costs from investment in risk and control infrastructure offset by lower variable compensation.

Business Outlook
Wholesale Banking delivered a solid quarter amidst more challenging market conditions. We expect market conditions to remain challenging in the short term as credit remains a concern and issuance activity levels remain low. Conditions in the fourth quarter of 2010 will not compare to the exceptional markets that arose in the fourth quarter of 2009 as markets rebounded from the financial crisis; however, we are well positioned to take advantage of improved market activity having added investment banking capability, and we continue to expand our North American fixed income, currencies, and commodities businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 16

Corporate
(millions of Canadian dollars)	For the three months ended			For the nine months ended
	July 31, 2010	Apr. 30, 2010	July 31, 2009	July 31, 2010	July 31, 2009
Corporate segment net loss - reported	$(304)	$(217)	$(427)	$(641)	$(1,457)
Adjustments for items of note, net of income taxes1
Amortization of intangibles	117	123	122	352	376
Decrease (increase) in fair value of derivatives hedging
the reclassified available-for-sale securities portfolio	14	(23)	43	(13)	377
Decrease (increase) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses	(9)	2	75	-	107
Recovery of income taxes due to changes
in statutory income tax rates	-	-	-	(11)	-
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking2	-	(44)	46	(44)	178
Release of insurance claims	-	-	-	(17)	-
Settlement of TD Banknorth shareholder litigation	-	-	-	-	39
FDIC special assessment charge	-	-	35	-	35
Total adjustments for items of note	122	58	321	267	1,112
Corporate segment net loss - adjusted	$(182)	$(159)	$(106)	$(374)	$(345)

Decomposition of items included in net loss - adjusted
Net securitization	$(17)	$2	$(15)	$(20)	$(8)
Net corporate expenses	(80)	(98)	(96)	(240)	(225)
Other	(85)	(63)	5	(114)	(112)
Corporate segment net loss - adjusted	$(182)	$(159)	$(106)	$(374)	$(345)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this MD&A.
2
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

Quarterly comparison - Q3 2010 vs. Q3 2009
Corporate segment’s reported net loss for the quarter was $304 million, compared with a reported net loss of $427 million in the third quarter last year. Adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $106 million. Compared with the third quarter last year, the higher adjusted net loss was primarily attributable to unfavourable tax-related items and losses associated with hedging and treasury activities, partially offset by lower net corporate expenses.

Quarterly comparison - Q3 2010 vs. Q2 2010
Corporate segment’s reported net loss for the quarter was $304 million, compared with a reported net loss of $217 million in the prior quarter. Adjusted net loss for the quarter was $182 million, compared with an adjusted net loss of $159 million. The higher adjusted net loss was primarily attributable to an unfavourable tax-related item and securitization losses, partially offset by net income from other treasury activities and lower net corporate expenses.

Year-to-date comparison - Q3 2010 vs. Q3 2009
Corporate segment’s reported net loss for the nine months ended July 31, 2010 was $641 million, compared with a reported net loss of $1,457 million in the same period last year. Adjusted net loss for the nine months ended July 31, 2010 was $374 million, compared with an adjusted net loss of $345 million. The higher adjusted net loss was primarily attributable to securitization losses and higher net corporate expenses.

Outlook
This quarter’s Corporate segment loss was higher than expected as a result of the factors outlined above. Corporate segment results are inherently difficult to predict. However, we expect the net loss to remain elevated for the fourth quarter, primarily due to increased net corporate expenses, the impact of the current low interest rate environment, and liquidity related items. Changes in methodologies are currently being considered for fiscal 2011, with a view to reducing the Corporate segment net loss through allocation to other segments.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 17

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
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416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
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or
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For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
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Access to Quarterly Results Materials
Interested investors, the media and others may view this third quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TDBFG website at www.td.com/investor/qr_2010.jsp.

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on September 2, 2010. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/qr_2010.jsp on September 2, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on September 2, 2010, until October 4, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4342155#.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2010 EARNINGS NEWS RELEASE	Page 18

Annual Meeting
Thursday, March 31, 2011
Victoria Conference Centre
Victoria, British Columbia

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $603 billion in assets on July 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149